PINEAPPLE FINANCIAL INC.

Unit 200 111 Gordon Baker Road

Toronto, Ontario M2H 3R1

Tel: (416) 669-2046

September 27, 2023

VIA EDGAR

Susan Block

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Re: Pineapple Financial Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed on September 15, 2023
File No. 333-268636

Dear Ms. Block,

On behalf of Pineapple Financial Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on September 25, 2023, regarding the Company’s Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”) which was submitted to the Commission on September 15, 2023.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. An amendment to the Registration Statement on Form S-1 (“Amendment No. 6”) reflecting changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, has also been submitted on this date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Amendment No. 5 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Economic Review, page 26

1.	Please revise your filing to update your Economic Review discussion related to the Canadian real estate market (i.e. home sales and purchase mortgage sales) and the Canadian prime rate to discuss the current economic environment for 2023. For instance, we note that the Canadian prime rate is currently 7.20%. Additionally, please revise your filing to clearly explain how the current Canadian real estate market has impacted your financial results for the nine-months ended May 31, 2023, and is expected to impact future periods.

Response: The Company acknowledges the Staff’s comment and has updated the Economic Review discussion to address the Staff’s comments. In addition, the Company has included additional disclosure to explain how the Canadian real estate market has impacted our financial results for the nine-months ended May 31, 2023, and how it is expected to impact future periods.

Comparison of the Nine Months Ended May 31, 2023 and 2022, page 30

2.	We note disclosure on pages 1, 7, 29 and 30 that “net revenue” was $1,937,923, $2,775,043, 3,600,851, and $2,983,717 for the nine months ended May 31, 2023 and 2022 and the years ended August 31, 2022 and 2021, respectively. We also note disclosure on pages 30, F-16 and F-45 that these same amounts represent “total revenue.” Please revise to provide consistent disclosure of either “net revenue” or “total revenue” throughout your filing.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures in Amendment No. 6 to consistently disclose the amounts and references for “total revenue” and “net revenue.”

Selling, General and Administrative Expenses, page 31

3.	We note that your table on page 31 appears to detail total expenses rather than selling, general and administrative services as labeled. Please revise your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures in Amendment No. 6 accordingly.

4.	We note your disclosure that office and general expenses increased by 47.44% due to an increase in agents is inconsistent with the table on page 31 showing that office and general expenses decreased by 47.44%. Please revise your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures in Amendment No. 6 accordingly.

Executive and Director Compensation, page 55

5.	Please update the executive compensation disclosure for fiscal year end 2023, as August 31, 2023 appears to be your last completed fiscal year. Refer to Item 402 of Regulation S- K and Question 117.05, Compliance & Disclosure Interpretations of Regulation S-K, available on our website at www.sec.gov.

Response: The Company acknowledges the Staff’s comment and has updated the executive compensation disclosure to include compensation for the year ended August 31, 2023. t

Note 17. Subsequent Events, page F-16

6.	We note your disclosure stating that on July 6, 2023 you completed a reverse stock split of your issued and outstanding Common Shares at a ratio of 1-for-3.9. Please revise your filing to ensure that all share information in the filing, including the information included in your historical consolidated financial statements for each of the years ended August 31, 2022 and 2021, retroactively reflects this reverse stock split in accordance with ASC 260- 10-55-12 and ASC 505-10-S99-4. In addition, please have your auditors dual date their report for the impact of the stock split.

Response: The Company acknowledges the Staff’s comment and has revised the consolidated financial statements in Amendment No. 6 accordingly. In addition, the Company confirms all share information in Amendment No. 6 to reflect the reverse stock split.

Exhibits

7.	We note that you currently refer to Scichenzia Ross Ference LLP in the legal matters section, and in your prior amendment you included the legality opinion of Scichenzia Ross Ference LLP as an exhibit to the registration statement. Please advise why it is no longer included in the exhibit index or filed as an exhibit to the registration statement. We also note that the legal opinion filed will need to opine that the warrants are your legal obligations. Refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website at www.sec.gov.

Response: The Company acknowledges the Staff’s comment and has included the legality opinion of Sichenzia Ross Ference as Exhibit 5.2 in Amendment No. 6.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Darrin M. Ocasio., at dmocasio@srf.law or by telephone at (917) 848-6325 or Matthew Siracusa at msiracusa@srf.law, telephone (845) 649-8868.

Sincerely,

/s/ Shubha Dasgupta
Shubha Dasgupta